Mail Room 4561

October 17, 2006

Richard Liebman
Chief Financial Officer
Migo Software, Inc.
555 Twin Dolphin Drive, Suite 650
Redwood City, California 94065

> **Re:** **Migo Software, Inc.**
> **Registration Statement on Form SB-2**
> **Filed on September 19, 2006**
> **File No. 333-137434**

Dear Mr. Liebman:

We have limited our review of the above-referenced Form SB-2 registration statement of Migo Software, Inc. to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 3

1. We note your two risk factors on pages 6 and 7 relating to the existence of two separate rescission rights. Although you disclose the amount that is subject to possible refund should purchasers elect to exercise any rescission right in connection with the March 2006 unregistered offering, you do not provide similar disclosure regarding the extent of the potential liability relating to the private placement conducted from June 2002 through July 2003. Please revise the risk factor relating to the 2002-2003 private placement to quantify the potential liability discussed.

If we are unable to obtain additional capital when needed, we may not . . . page 3

2. Consistent with our comment below relating to your liquidity position, please revise this risk factor to disclose in the subheading the number of months of operations your current cash resources will fund. Revise the discussion to clarify how much you anticipate will be needed to fund your financial commitments for the next 12 months. To the extent you believe the exercise of rescission rights would negatively impact your ability to meet your financial obligations, this information should be quantified here or elsewhere as appropriate.

Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 27

3. We note from your disclosure that the net proceeds raised in the March 2006 private placement of approximately $3.5 million materially affects your liquidity position and that even with those proceeds, you believe you have sufficient cash to fund your operations only through 2006. We further note your disclosure regarding a separate rescission right relating purchases made from June 2003 to July 2004, which you believe could materially adversely affect your cash position. In light of the existence of these concurrent rescission rights, it would appear that your disclosure should address in more specific, quantitative terms the number of months your current cash will fund and the amount required to meet your financial commitments for the next 12 months. Please revise your liquidity discussion to include this information.

As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the

filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or Anne Nguyen Parker, Special Counsel, at 202-551-3611. If you still require further assistance, please contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 404-233-2188
      Robert B. Goldberg, Esq.
      Ellis Funk, P.C.